[SRZ Letterhead]




                                 March [ ], 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Linda B. Stirling

                    Re:    GLG Investment Series Trust
                           File Nos. 811-22360 and 333-163462


Dear Ms. Stirling:

          On behalf of GLG Investment Series Trust (the "Trust"), we are hereby filing this letter in response to your latter dated January 5, 2010 commenting on the Trust's Registration Statement on Form N-1A filed on December 3, 2009 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). Below, we describe the changes we have proposed to the Registration Statement in response to your letter. Appendix A contains proposed revised pages to the Registration Statement.

          For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Trust's response.

          Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

          1. IN THE RISK/RETURN SUMMARY OF THE PROSPECTUS, PLEASE DISCLOSE THE FACTORS USED BY THE ADVISOR IN ITS INVESTMENT APPROACH "THAT COMBINES TOP-DOWN ANALYSIS WITH BOTTOM-UP STOCK RESEARCH AND SELECTION" TO SELECT INDIVIDUAL SECURITIES TO BUY AND SELL ON BEHALF OF THE FUND.

          The requested clarification has been made. Please see page A-1.

          2. THIS FUND STATES THAT IT WILL INVEST IN SMALL AND MEDIUM CAPITALIZATION COMPANIES LOCATED OUTSIDE THE UNITED STATES AND CONSIDERS A COMPANY TO BE SMALL OR MEDIUM IF IT FALLS WITHIN THE CAPITALIZATION RANGE OF COMPANIES INCLUDED IN THE S&P EPAC MIDSMALL CAP INDEX. ACCORDING TO THE DISCLOSURE, THE CURRENT CAPITALIZATION RANGE OF THIS INDEX IS BETWEEN $100 MILLION AND $23 BILLION. AS COMPANIES WITH A CAPITALIZATION OF OVER $10 BILLION ARE OFTEN VIEWED AS LARGE CAPITALIZATION COMPANIES, PLEASE EXPLAIN SUPPLEMENTALLY WHY USE OF THIS INDEX TO PROVIDE A SMALL/MID CAP FUND'S
CAPITALIZATION RANGE COMPLIES WITH RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "NAMES RULE").

          In international markets, the market capitalization range of the "small and mid" or "smid" asset class extends to well above $10 billion as illustrated by the most popular benchmarks defining the "small and mid" asset class from both MSCI Inc. and Standard & Poor's. Although this market capitalization range may be different from what is seen in the U.S. market, it is understood and accepted by those who invest in the "international small and mid" asset class. As a specific example, at this time, the S&P MidSmall Cap Index has a "smid" weighted median market capitalization of approximately $3.4 billion and weighted average market capitalization of approximately $5.7 billion yet, because of the methodology used in constructing the index, includes at the upper end of its market capitalization range several companies whose market capitalization is above $20 billion, including a company with a market capitalization of $23 billion.

          3. UNDER THE HEADING "BOARD COMMITTEES" IN THE STATEMENT OF ADDITIONAL INFORMATION, PLEASE STATE WHETHER THE GOVERNANCE AND NOMINATING COMMITTEE WILL CONSIDER NOMINEES RECOMMENDED BY SHAREHOLDERS AND IF SO, THE PROCEDURES TO BE USED BY SHAREHOLDERS IN SUBMITTING RECOMMENDATIONS. SEE ITEM 12(B)(2)(IV) OF FORM N-1A.

          The requested disclosure has been made. Please see page A-2.

          4. IN THE STATEMENT OF ADDITIONAL INFORMATION, PLEASE DISCLOSE WHETHER THE FUND'S UNDERWRITER HAS ADOPTED A CODE OF ETHICS. SEE ITEM 12(E) OF FORM N-1A.

          Because the Fund's underwriter is not expected to be an affiliated person of the Fund or the Fund's investment adviser, pursuant to Rule 17j-1(c)(3) under the 1940 Act, the Fund need not approve the code of ethics of the underwriter and, as a result, has not included disclosure on the underwriter's code of ethics in its Statement of Additional Information.

          5. PLEASE DISCLOSE IN THE STATEMENT OF ADDITIONAL INFORMATION WHETHER THE FUND HAS APPOINTED AN ANTI-MONEY LAUNDERING COMPLIANCE OFFICER AS REQUIRED BY THE USA PATRIOT ACT.

          The requested disclosure has been included. Please see page A-3.

          In connection with this filing, and as requested by the Staff, the Trust agrees that:

          o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Trust may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    The Trust believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff's comments.

                    If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                               Very truly yours,



                                               George M. Silfen

                                                                 APPENDIX A-1

                               RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

               The Fund's investment objective is to achieve maximum capital appreciation. There is no assurance that the Fund will achieve its objective.

               PRINCIPAL INVESTMENT STRATEGIES. In pursuing its objective, the Fund will normally invest at least 80% of its assets in the equity securities of small and medium capitalization companies located outside of the United States. Equity securities consist of common stock, depositary receipts, and securities convertible into common stock, such as warrants, rights, convertible bonds, debentures and convertible preferred stocks. Our investment adviser, GLG Inc. (the "Adviser"), considers a company to be a "small" or "medium" capitalization company if it has a market capitalization that falls within the range of capitalizations of companies included in the S&P EPAC MidSmallCap Index (the "Index"). As of October 31, 2009, the average market capitalization of companies in the Index ranges from $100 million to $23 billion. The Index represents companies whose assets typically place them in the bottom 30% of the total market capitalization of each market in which the Index is present. The foregoing 80% policy may be changed by the Board of Trustees of the Fund (the "Board"), without a vote of shareholders. The Fund will provide shareholders with at least sixty (60) days' prior written notice of any such change.

               The Fund will normally invest in companies located in at least three countries outside of the United States. Although the Fund is not subject to any additional geographic requirement, the Fund expects that the majority of its investments will be in the developed markets of Western Europe and Asia. A company will be considered located outside of the United States if it derives a majority of its revenues or profits from, or has a majority of its assets in, a country or countries other than the United States.


               In  determining  which  portfolio  securities  to  purchase,  the
Adviser utilizes an investment approach that combines top-down analysis with bottom-up stock research and selection. The factors used by the Adviser in its top-down analysis include its evaluation of economic, political, regulatory, demographic or industry-specific trends and developments. From a bottom-up perspective, the factors the Adviser considers include assessments of management, industry structure, business model, financial information and perceived intrinsic value.


               The Adviser seeks securities of companies which it deems to have attractive long-term prospects with valuations that are lower than the Adviser's perception of their intrinsic value.

               In determining which portfolio securities to sell, the Adviser generally considers one or more of the following factors, among others: (i) whether, for any reason, the Adviser's underlying rationale for investing in the security has changed; (ii) whether the proceeds from the sale of a portfolio security can be used to invest in a more attractive investment opportunity;
(iii) optimizing asset allocation; (iv) if a security appreciates such that, as a total percentage of the

                                                                  APPENDIX A-2

Incorporation and By-laws. Each officer holds office at the pleasure of the Board of Trustees and serves for a period of one year, or until his successor is duly elected and qualified. Certain officers of the Trust also may serve as a Trustee.

               The Trustees who are not "interested persons," as defined by the 1940 Act, of the Trust (the "Independent Trustees") receive compensation for their services as Trustee and attendance at meetings of the Board of Trustees. Officers of the Trust receive no compensation from the Trust for performing the duties of their offices.

BOARD COMMITTEES

               The Trust has established an Audit Committee, which is responsible for advising the Board with respect to accounting, auditing and financial matters affecting the Trust. The Audit Committee consists of all the Independent Trustees. As the Trust is newly organized, no meetings of the Audit Committee have been held as of the date of this SAI.


               The Trust has established a Governance and Nominating Committee, which is responsible for overseeing the composition of the Board and the various committees of the Board and for identifying and nominating qualified individuals to serve as Independent Trustees. The Governance and Nominating Committee does not currently consider nominees recommended by shareholders of the Fund. As the Fund is newly organized, no meetings of the Governance and Nominating Committee have been held as of the date of this SAI.


TRUSTEES' OWNERSHIP OF FUND SHARES

               As of December 31, 2009, the Trustees beneficially owned the following dollar range of equity securities in the Fund as indicated below:

Name of Trustee  Dollar Range of Equity    Aggregate   Dollar  Range  of  Equity
                 Securities in the Fund    Securities  in All Funds of the Trust
                                           Overseen by the Trustee
---------------- ------------------------- ------------------------------------



TRUSTEE INTEREST IN ADVISER, DISTRIBUTOR, OR AFFILIATES

               As of the end of the most recently completed calendar year, neither the Trustees who are not "interested" persons, as defined by the 1940 Act, of the Fund nor members of their immediate families, owns or has owned securities beneficially or of record in the Adviser, the Distributor, or any affiliate of the Adviser or Distributor during the past two calendar years, as shown by the chart below. Accordingly, as of the end of the most recently completed calendar year, neither the Trustees who are not "interested" persons, as defined by the 1940 Act, of the Fund nor members of their immediate families, have or had a direct or indirect interest, the value

                                                                  APPENDIX A-3

               Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on other distributions and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

               Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

               Information Reporting - The Fund must report annually to the IRS and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

               If a shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder in any single taxable year (or in excess of certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

                               GENERAL INFORMATION

ANTI-MONEY LAUNDERING PROGRAM


               The Fund has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Fund's Program provides for the development of internal practices, procedures, and controls, designation of anti-money laundering compliance officers, an ongoing training program, and an independent audit function to determine the effectiveness of the Program. As part of the program, the Fund has designated an anti-money laundering officer.


               Procedures to implement the Program include, but are not limited to, determining that the Distributor and Transfer Agent have established proper anti-money laundering procedures, reporting suspicious and/or fraudulent activity, and conducting a complete and thorough review of all new opening account applications. The Fund will not transact business